SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

Rule 13e-3 Transaction Statement
under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. 1)

WHITEHALL JEWELLERS, INC.
(Name of the Issuer)

WHITEHALL JEWELLERS, INC.
PRENTICE CAPITAL MANAGEMENT, LP
HOLTZMAN OPPORTUNITY FUND, L.P.
PWJ FUNDING LLC
PWJ LENDING LLC
HOLTZMAN FINANCIAL ADVISORS, LLC
SH INDEPENDENCE, LLC
MICHAEL ZIMMERMAN
JONATHAN DUSKIN
SEYMOUR HOLTZMAN
WJ HOLDING CORP.
WJ ACQUISITION CORP.
(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

965063100
(CUSIP Number of Class of Securities)

John R. Desjardins	Jonathan Duskin
Executive Vice President and Chief Financial Officer	Prentice Capital Management, LP
Whitehall Jewellers, Inc.	623 Fifth Avenue, 32nd Floor
155 N. Wacker Drive	New York, NY 10022
Suite 500	(212) 756-8040
Chicago, IL 60606
(312) 782-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Lori Anne Czepiel, Esq.	Marc Weingarten, Esq.	Seymour Holtzman
Sidley Austin LLP	Robert Goldstein, Esq.	c/o Jewelcor Companies
787 Seventh Avenue	Schulte Roth & Zabel LLP	100 N. Wilkes Barre Blvd.
New York, NY 10019	919 Third Avenue	4th Floor
(212) 839-5300	New York, NY 10022	Wilkes Barre, PA 18702
	(212) 756-2000	(570) 822-6277

This statement is filed in connection with (check the appropriate box):

a.  ☒     The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.    ☐    The filing of a registration statement under the Securities Act of 1933.

c.    ☐    A tender offer.

d.    ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$23,602,401	$2,525.46

(1)

Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 12,518,790 shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of Whitehall Jewellers, Inc. (the “Shares”) at the transaction price of $1.60 per Share. The transaction value also includes the transaction price of $1.60 multiplied by 2,232,711, the estimated number of options to purchase Shares outstanding and exercisable at the commencement of the transaction.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

☒    Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,525.46

Form or Registration No.: Schedule TO and Schedule TO/A

Filing Parties: Prentice Capital Management, LP; Holtzman Opportunity Fund, L.P.; PWJ Funding LLC; PWJ Lending LLC; Holtzman Financial Advisors, LLC; SH Independence, LLC; Jonathan Duskin; Michael Zimmerman; Seymour Holtzman; WJ Holding Corp.; and WJ Acquisition Corp.

Date Filed: February 8, 2006 and February 22, 2006

Introduction

          This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3/A”) of Whitehall Jewellers, Inc. (“Whitehall” or the “Company”), Prentice Capital Management, LP (“Prentice”), Holtzman Opportunity Fund, L.P. (“Holtzman”, and together with Prentice, the “Investors”), PWJ Funding LLC (“PWJ Funding”), PWJ Lending LLC (“PWJ Lending”), WJ Acquisition Corp. (“Purchaser”), WJ Holding Corp. (“Holdco”), Holtzman Financial Advisors, LLC, SH Independence, LLC, Jonathan Duskin, Michael Zimmerman and Seymour Holtzman (all, except the Company, collectively referred to as the “Purchaser Group”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2006, relates to the merger of Purchaser with and into the Company (the “Merger”).

          Concurrently with the filing of this Schedule 13E-3/A, the Company is filing with the SEC a Definitive Proxy Statement (the “Proxy Statement”) pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the solicitation by the Company of proxies from its stockholders to adopt the Agreement and Plan of Merger, dated February 1, 2006 (the “Merger Agreement”), among the Company, Purchaser, Holdco, Prentice and Holtzman, and the transactions contemplated thereby, including the Merger.  In the Merger, each outstanding share of common stock, par value $0.001 per share, of the Company (the “Common Stock”) and the associated preferred stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”) (in each case other than Shares held in the treasury of the Company, by the Investors or their affiliates, or by dissenting stockholders who perfect their appraisal rights) will be converted into the right to receive $1.60 in cash without interest.  As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly-owned subsidiary of Holdco.  The Investors and their respective affiliates own a sufficient number of Shares to assure the adoption of the Merger Agreement and are required under the Merger Agreement to vote all of their Shares in favor of the adoption of the Merger Agreement.  As a result, the Merger Agreement will be adopted even if no stockholders other than the Investors and their respective affiliates vote to adopt it. The information set forth in the Proxy Statement, a copy of which is attached as Exhibit (a)(1) to this Schedule 13E-3/A, including all schedules and annexes thereto, is hereby incorporated by reference in response to Items 1 through 16 of the Schedule 13E-3/A.

Item 2. Subject Company Information.

Item 2(f) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

(f) The information set forth in the Proxy Statement under the captions “Introduction” and “Special Factors - Background of the Merger” is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

          (a)          The information set forth in the Proxy Statement under the captions “Special Factors - General”; “- Conversion of Securities”; “- Reasons for the Board of Directors’ Recommendation; Factors Considered”; “-Reasons of the Purchaser Group for the Merger”; “- Vote Required to Adopt the Merger Agreement”; “- Method of Accounting”; and “- Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Items 5(b) and 5(c)-(d) of the Schedule 13E-3 are hereby amended and restated as follows:

          (b)          The information set forth in the Proxy Statement under the captions “Special Factors - Background of the Merger”; “- Board of Directors”; “- Change of Control”; and “Interests of Certain Persons in the Merger” is incorporated herein by reference.

          (c)-(d)    The information set forth in the Proxy Statement under the captions “Special Factors - Background of the Merger” and “Interests of Certain Persons in the Merger” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

(b) The information set forth in the Proxy Statement under the captions “Special Factors - Conversion of Securities” and “- Plans for the Company After the Merger” is incorporated herein by reference.

          (c)          The information set forth in the Proxy Statement under the captions “Special Factors - Plans for the Company After the Merger”; “- Board of Directors”; “- Change of Control”; “Trading of the Company’s Common Shares and Dividends” and “Annex B - Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2006 - Item 1A.  Risk Factors” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 7 of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

          (a)          The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger” and “Special Factors - Plans for the Company After the Merger” is incorporated herein by reference.

          (b)-(c)      The information set forth in the Proxy Statement under the captions “Special Factors - Background of the Merger”; “- Reasons for the Board of Directors’ Recommendation; Factors Considered”; “- Position of the Purchaser Group as to the Fairness of the Merger”; and “- Reasons of the Purchaser Group for the Merger” is incorporated herein by reference.

          (d)          The information set forth in the Proxy Statement under the caption “Special Factors - General; “- Conversion of Securities”; “- Change of Control”; “- Board of Directors”; “- Plans for the Company After the Merger”; “- Certain Effects of the Merger”; “ - Certain U.S. Federal Income Tax Consequences”; “Appraisal Rights” and “Annex B - Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2006 - Item 1A. Risk Factors” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 8 of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

          (a)-(b)    The information set forth in the Proxy Statement under the captions “Special Factors - Background of the Merger”; “- Recommendation of the Board of Directors”; “- Reasons for the Board of Directors’ Recommendation; Factors Considered”; “- Fairness Opinion” and “ -  Position of the Purchaser Group as to the Fairness of Merger” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption “Special Factors - Vote Required to Adopt the Merger Agreement” is incorporated herein by reference.

          (d)          The information set forth in the Proxy Statement under the captions “Special Factors - Reasons for the Board of Directors’ Recommendation; Factors Considered”; “- Position of the Purchaser Group as to the Fairness of the Merger”; and “- Reasons of the Purchaser Group for the Merger” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption “Special Factors - Recommendation of the Board of Directors” is incorporated herein by reference.

          (f)          The information set forth in the Proxy Statement under the captions “Special Factors - Background of the Merger” and “- Reasons for the Board of Directors’ Recommendation; Factors Considered” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Items 9(a) and 9(b) of the Schedule 13E-3 are hereby amended and restated in their entirety as follows:

          (a)          The information set forth in the Proxy Statement under the captions “Special Factors - Background of the Merger”; “- Reasons for the Board of Directors’ Recommendation; Factors Considered”; “- Position of the Purchaser Group as to the Fairness of the Merger”; “- Reasons of the Purchaser Group for the Merger” and “- Fairness Opinion” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Special Factors - Fairness Opinion” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 10(a)-(c) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

(a)-(c) The information set forth in the Proxy Statement under the caption “Special Factors - Source and Amount of Funds” is incorporated herein by reference.

Item 11. Interests in Securities of the Subject Company.

Item 11(b) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

          (b)          The information set forth in the Proxy Statement under the captions “Special Factors - Background of the Merger” and “Interests of Certain Persons in the Merger” is incorporated herein by reference.

Item 12. The Solicitation and Recommendation.

Item 12(e) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

          (e)           The information set forth in the Proxy Statement under the captions “Special Factors - Background of the Merger”; “- Reasons for the Board of Directors’ Recommendation; Factors Considered”; “- Position of the Purchaser Group as to the Fairness of the Merger”; and “- Reasons of the Purchaser Group for the Merger” is incorporated herein by reference.

Item 16. Exhibits

Exhibit No.	Document

(a)(1)	Definitive Proxy Statement of the Company dated as of May 16, 2006 (the “Definitive Proxy Statement” )
(a)(2)	Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2006 of the Company (incorporated by reference to the Form 10-K of the Company filed with the SEC on April 17, 2006)
(a)(3)	Agreement and Plan of Merger, dated as of February 1, 2006 (incorporated by reference to Annex A of the Definitive Proxy Statement)
(c)(1)	Duff & Phelps Fairness Opinion, dated February 1, 2006 (incorporated by reference to Annex D of the Definitive Proxy Statement)
(c)(2)	Duff & Phelps Superior Proposal Opinion, dated February 1, 2006 (incorporated by reference Annex E of the Definitive Proxy Statement)
(e)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Definitive Proxy Statement)

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WHITEHALL JEWELLERS, INC.

By:	/s/ John R. Desjardins

John R. Desjardins
Executive Vice President and Chief Financial Officer

Date: May 16, 2006

HOLTZMAN OPPORTUNITY FUND, L.P.
By: Holtzman Financial Advisors, LLC, its General Partner
By: SH Independence, LLC, its Managing Member

By:	/s/ Seymour Holtzman

Seymour Holtzman
Sole Member

Date: May 16, 2006

HOLTZMAN FINANCIAL ADVISORS, LLC
By: SH Independence, LLC, its Managing Member

By:	/s/ Seymour Holtzman

Seymour Holtzman
Sole Member

Date: May 16, 2006

SH INDEPENDENCE, LLC

By:	/s/ Seymour Holtzman

Seymour Holtzman
Sole Member

Date: May 16, 2006

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Weiss

Michael Weiss
Chief Financial Officer

Date: May 16, 2006

WJ ACQUISITION CORP.

By:	/s/ Michael Weiss

Michael Weiss
Vice President

Date: May 16, 2006

WJ HOLDING CORP.

By:	/s/ Michael Weiss

Michael Weiss
Vice President

Date: May 16, 2006

PWJ LENDING LLC

By:	/s/ Jonathan Duskin

Jonathan Duskin
Managing Director

Date: May 16, 2006

PWJ FUNDING LLC
By: Prentice Capital Management, LP, its Manager

By:	/s/ Michael Weiss

Michael Weiss
Chief Financial Officer

Date: May 16, 2006

/s/ Michael Zimmerman

Michael Zimmerman

Date: May 16, 2006

/s/ Jonathan Duskin

Jonathan Duskin

Date: May 16, 2006

/s/ Seymour Holtzman

Seymour Holtzman

Date: May 16, 2006

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Definitive Proxy Statement of the Company dated as of May 16, 2006 (the “Definitive Proxy Statement” ).
(a)(2)	Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2006 of the Company (incorporated by reference to the Form 10-K of the Company filed with the SEC on April 17, 2006)
(a)(3)	Agreement and Plan of Merger, dated as of February 1, 2006 (incorporated by reference to Annex A of the Definitive Proxy Statement)
(c)(1)	Duff & Phelps Fairness Opinion, dated February 1, 2006 (incorporated by reference to Annex D of the Definitive Proxy Statement)
(c)(2)	Duff & Phelps Superior Proposal Opinion, dated February 1, 2006 (incorporated by reference Annex E of the Definitive Proxy Statement)
(e)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Definitive Proxy Statement)